
SEC file number 0-21782

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of <u>March 2002</u>

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant's Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __A__ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No __A__

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>FLETCHER CHALLENGE FORESTS LIMITED</u>

Date 28 March 2002

P M GILLARD
<u>SECRETARY</u>



FLETCHER CHALLENGE
FORESTS

STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).

FLETCHER CHALLENGE FORESTS ENTERS INTO CNIFP AGREEMENT

Auckland, 28 March 2002 – Fletcher Challenge Forests ("FCF") has today entered into an agreement with the Receivers of the Central North Island Forest Partnership ("CNIFP") under which FCF will progress, on an exclusive basis, a proposed acquisition of the assets of the CNIFP.

The contract for the proposed acquisition is subject to a number of conditions to be satisfied within the next five weeks including financing satisfactory to FCF. The proposed purchase will also subsequently require FCF shareholder approval at a special meeting called for that purpose.

FCF welcomes this opportunity to finalise a proposal to acquire this strategic asset.

FCF has been granted a temporary waiver from the New Zealand Stock Exchange's Listing Rule 10.7.4(b) and (c) by the Exchange's Market Surveillance Panel, on the basis that FCF will make a further announcement setting out all the details required by Listing Rule 10.7.4 once the key conditions to the proposed acquisition have been satisfied.

Ends

To:	BUSINESS EDITOR	From:	Paul Gillard
			Company Secretary
			FLETCHER CHALLENGE FORESTS
Fax:	AUTO	Telephone:	64-9-571 9846
		Mobile:	0274 320 310
		Fax:	64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the sender immediately on telephone 64-9-571 9814.

Fletcher Challenge Forests owns or manages almost 300,000 hectares of fast growing environmentally certified forest, and ten saw-milling and re-manufacturing facilities, all in the Central North Island of New Zealand. Fletcher Challenge Forests markets solid wood products to all major markets in the Pacific Rim and North America. Further information on Fletcher Challenge Forests can be found at the Fletcher Challenge Forests web site, at http://www.fcf.co.nz.